UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 21, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES LAUNCH OF UNIVERSAL ROLLING MILL’S FIRST LINE AT CHELYABINSK
METALLURGICAL PLANT

Chelyabinsk, Russia — December 19, 2011 – Mechel OAO (NYSE: MTL), one of the
leading Russian mining and metals companies, announces the launch of the universal rolling mill’s first line — the blooming concaster #5 at Chelyabinsk
Metallurgical Plant’s oxygen converter shop.
The blooming concaster #5 with an annual capacity of one million tonnes is due to supply the universal rolling mill with top-quality continuously-cast billets.
The new concaster can produce 200 mm x 200 mm and 300 mm x 360 mm billets from various types of steel, including carbon, structural and alloyed steels, further consolidating Chelyabinsk Metallurgical Plant’s status as Russia’s top producer of specialty steels and alloys.
The concaster #5 is part of a complex which produces rail steel and rail billets.  The complex also includes a two-position ladle furnace #4 with an annual capacity of 1.2 million tonnes and a two-chamber vacuum degasser with an annual capacity of 650 thousand tonnes, which are necessary to produce metal of requisite specifications. The out-of-furnace steel processing equipment is due to be commissioned by the end of December 2011. The complex’s construction plans also include environmental protection measures. The complex’s facilities are equipped with a modern circuit water-supply cycle and dust-gas filtering systems.
The estimated funding for the complex, including the blooming concaster #5, the ladle furnace # 4 and the vacuum degasser, totals some 189 million dollars. The equipment was supplied by the Italian-based company Danieli.
“The blooming concaster #5’s production capacity will meet the universal rolling mill’s need for top-quality continuously cast billets. Commissioning the concaster’s facilities ahead of the universal mill’s launch gives us time not only to perfect the technology of producing rail metal and billets, but also to process steel into rails thanks to our cooperation with other producers. These steps aim to prepare us for the main complex’s launch and to speed up
Chelyabinsk Metallurgical Plant’s mastering of a new technology,” Mechel-Steel
Management Company’s Chief Executive Officer Andrey Deineko explained.

***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: December 19, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO